Exhibit 99.2

July 7, 2005

CAMTEK Ltd. WILL REPORT ITS SECOND QUARTER 2005 EARNINGS AND HOST A CONFERENCE
CALL ON THURSDAY, AUGUST 11, 2005

Migdal Ha’Emek –July 7, 2005 – Camtek Ltd. (NASDAQ: CAMT) announced today that it would be reporting its financial results for the second quarter of 2005, on Thursday, August 11, 2005 before the market opens.

On the same day, the company will host a conference call to discuss the results. Moshe Amit, Chief Financial Officer, and Yuval Attias, Controller, will be on the call and will be available to answer investor questions after presenting the results.

Further details regarding the time and conference call access details will follow in another press release, closer to the date of the call.

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

CAMTEK:	IR/PR ISRAEL	IR INTERNATIONAL
Moshe Amit, CFO	Financial Communication	Kenny Green
Tel: +972-4-604-8308	Noam Yellin	GK International
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 866 704 6710
Mobile: +972-5-469-4902	Fax: +972 544 246720	kenny@gk-biz.com
mosheamit@camtek.co.il		ehud@gk-biz.com